EXHIBIT 99.1

Golar LNG Dividend information

Reference is made to the first quarter 2018 report released on May 31, 2018. Golar LNG has declared a total dividend of $0.05 per share to be paid on July 5, 2018. The record date will be June 14, 2018.

Golar LNG Limited
Hamilton, Bermuda
31 May, 2018